Exhibit 21.1

SUBSIDIARIES OF PLURALSIGHT, INC.

Name of Subsidiary	Jurisdiction of Organization

Pluralsight Holdings, LLC	Delaware

Code School Acquisition Sub, LLC	Delaware

Pluralsight Creative, LLC	Oklahoma

Pluralsight, LLC	Nevada

Smarterer, Inc.	Delaware

Pluralsight Europe, Ltd.	England